GTX CORP
117 W. 9th Street, #1214
Los Angeles, California 90015

August 25, 2009

VIA EDGAR CORRESPONDENCE

Larry Spirgel Assistant Director Division of Corporation Finance Mail Stop 3720 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	GTX Corp
Form 10-K for the year ended December 31, 2008
File No. 000-53046

Dear Mr. Spirgel:

By letter dated August 11, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, GTX Corp, with comments to this company’s Annual Report on Form 10-K for the year ended December 31, 2008.  This letter contains the responses of GTX Corp to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the August 11, 2009 letter from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1A.  Risk Factors, page 13

1.           In future filings, we will clarify that this company’s common stock is not “listed” but is quoted on the OTC Bulletin Board.  We intend to use wording such as the following (or language substantially similar to the following wording):

“Our securities are currently quoted on the OTC Bulletin Board, an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not listed on a national securities exchange.”

Larry Spirgel
August 25, 2009

Revenue Recognition, page 31

2.           In regards to EITF 00-21, GTX Corp sells its products and services either separately or as part of a multiple-element arrangement. Revenue from multiple-element arrangements is allocated to the elements based on the relative fair value of each element, which is generally based on the relative sales price of each element when sold separately. Product revenue is recognized, net of an allowance for estimated returns, when both title and risk of loss transfer to the customer, provided that no significant obligations remain.  Revenue from licensing agreements is deferred and subsequently recognized over the term of the agreement.  Revenue associated with undelivered elements, such as monthly service revenue, is deferred and recorded when the services are provided.

Under our existing warranty program, our customers have a right to return products purchased within ninety days for repair or replacement at our discretion.  We will supplement our future annual reports to disclose this company’s product warranty/return policy.  (To date, no customers have returned a product within the permitted ninety day period.)

Item 10.  Directors, Executive Officers, Promoters and Corporate Governance, page 34

Compliance with Section 16(a) of the Exchange Act, page 37

3.           We agree, and in future filings, if there is a failure to comply with Section 16(a), for each person known to have failed to timely file a required form, we will list the number of late reports and the number of transactions that were not reported on a timely basis.

Item 11.  Executive Compensation, page 37

Summary Compensation Table, page 38

4.           The reference to Note 2 of the financial statements included in the Form 10-K was accidentally omitted. We will attempt to not omit these references in the future.  Furthermore, in the event that any note to the financial statements cited in future filings does not disclose all assumptions made in the valuation of awards columns, the footnote to the compensation table will include the foregoing information.

5.           We have attempted to disclose the material factors necessary to understand the information contained in the summary compensation table.  However, we will, in our future filings, include a narrative description of any material factors that may be necessary to an understanding of that table.

Product Warranty, page F-8

6.           From inception through August 24, 2009, this Company has not incurred any warranty obligations.  In future filings, we will include the disclosures required in paragraph 14 of FIN 45 as it relates to significant warranty obligations related to our product sales.  We intend to use wording such as the following (or language substantially similar to the following wording):

Larry Spirgel
August 25, 2009

“The Company’s warranty policy provides repair or replacement of products returned within ninety days of purchase.  Warranty liabilities are recorded at the time of sale for the estimated costs that may be incurred under our standard warranty.  Changes in the Company’s warranty liability for standard warranties which is included in accounts payable and accrued expenses on our Consolidated Balance Sheets are presented in the following tables:

Warranty liability:
Warranty liability at beginning of year	$	X
Costs accrued for new warranty contracts and changes in estimates for pre-existing warranties		X
Previous costs accrued warranty contracts and changes in estimates for pre-existing warranties		X
Service obligations honored	(X )

Warranty liability at end of year	$	X

Common Stock, page F-14

7.           We accounted for the management bonuses as a component of cost of capital because the payment of the bonuses was dependent solely upon the company’s success in raising more than $1,000,000. We considered SAB Topic 5A which states: “Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. However, management salaries or other general and administrative expenses may not be allocated as costs of the offering…”  We acknowledge that the payment of these bonuses is not similar to the normal fees allocated to cost of capital (i.e. finder’s fee, placement agent fees, broker’s fees, legal expense); however, the payment of these bonuses is not part of management salaries or other general and administrative expenses.  In connection with the May 2008 financing, our Board of Directors decided that it would incentivize those persons who likely would participate directly or indirectly, in raising capital, with the payment of a bonus.  The bonus would only be paid to the officers and directors if the company raised a minimum of $1,000,000 of equity funding. The amount of the bonus did not increase when the actual amount of funds raised by the company exceeded $1,000,000 (the company actually raised $1,700,000, but the size of the bonus did not increase). Also, unlike typical cost of capital payments (i.e. finder’s fees, placement agent fees, and broker’s fees), the amount of the bonus was not a percentage of funds raised by any officer/director or as a whole.

Because the bonus was an incremental cost, and the incremental cost was payable only upon the success of a proposed offering, we believe that it is appropriate to charge that bonus to cost of capital. As contemplated by SAB Topic 5A, the 130,000 shares that were awarded to the company’s officers and a director were payments made in connection with an actual offering, and not for normal management salaries or other general administrative services.  Although these payments were not commissions or finder’s fees, these bonus payments were payments made in connection with raising capital.

*    *    *    *    *

Larry Spirgel
August 25, 2009

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (949) 456-9510.

Sincerely yours,

GTX CORP

By: /s/ MURRAY WILLIAMS
Murray Williams,
Chief Financial Officer

Enclosures

cc:	Scott Hodgdon
Patrick Bertagna
Istvan Benko, Esq.